

**Q1 2026
EARNINGS RESULTS**

08 MAY 2026

AngloGoldAshanti

NYSE | JSE | GSE

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Nevada, United States

INVESTOR NOTE | DISCLAIMER



Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "total cash cost margin", "sustaining capital expenditure", "non-sustaining capital expenditure", "EBITDA", "Net debt (cash)" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026, which is available on its website.

Website: www.anglogoldashanti.com

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION



The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti's investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, as presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025, filed with the SEC on 26 March 2026. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2025 was estimated using a gold price of $2,000/oz (2024: $1,900/oz), a copper price of $3.50/lb (2024: $3.50/lb), a silver price of $23.00/oz (2024: $23.00/oz) and a molybdenum price of $12.00/lb (2024: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2025 was estimated using a gold price of $1,700/oz (2024: $1,600/oz), a copper price of $3.10/lb (2024: $2.90/lb) and a silver price of $19.50/oz (2024: $19.50/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2025, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 24 years' experience in mining with 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.



RECORD PERFORMANCE ACHIEVED

Total Recordable Injury Frequency Rate*
Injuries per million hours worked



-81%

ICMM 2024 member companies avg. 2.29

0.86

2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Q1 2026

— TRIFR



We continuously strive to remove harm and injury from our operations.

*TRIFR: Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)





Q1 2026 HIGHLIGHTS | STRONG START TO THE YEAR

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

Improved fundamentals supporting performance

724koz

▲ **1% Gold production**
(2025 Q1: 720koz)

Geita	▲ 12koz
Cuiabá	▲ 9koz
Obuasi	▲ 8koz
Iduapriem	▲ 4koz
Cerro Vanguardia	▲ 3koz
Tropicana	▲ 2koz

OPERATIONAL DELIVERY

$
COST MANAGEMENT

Market-driven factors driving cost increases

Group total cash costs*
$1,391/oz**
y-o-y increase ▲ 14%

Managed operations**
y-o-y increase ▲ 14%

Earnings, cash flow increase ahead of gold price

$1.2bn
▲ **190% Free cash flow***
(2025 Q1: $0.4bn)

$1.3bn
▲ **187% Headline earnings*****
(2025 Q1: $0.45bn)

$2.3bn
▲ **130% EBITDA***
(2025 Q1: $1.0bn)

$1.3bn
▲ **189% Basic earnings**
(2025 Q1: $0.44bn)

CASH FLOW AND EARNINGS

BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.$4.6bn
▲**Strong liquidity**

$868m
▲**Net cash***
(2025 Q1: Net debt* $755m)

$1.16/sh **2026**
▲**Dividends declared**
c.$585m 2026 Q1

$467m
▲ **39% Group capital expenditure**
(2025 Q1: $336m)

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.
**Total cash costs* $1,377/oz for managed operations and $1,554/oz for non-managed joint ventures in Q1 2026; $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025.
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

GROUP PERFORMANCE | Q1 2026 AT A GLANCE

OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS



United States of America
Arthur Gold Project[a]
North Bullfrog Project
Nevada Regional Deposits[b]
Colombia
Quebradona
Guinea
Siguiri (85%)
DRC
Kibali (45%) [c]
Ghana
Obuasi
Iduapriem
Egypt
Sukari (50%)
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Australia
Tropicana (70%)
Sunrise Dam
Argentina
Cerro Vanguardia (92.5%)
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Includes deposits of Reward, Bullfrog, Mother Load, Crown Block (SNA, Secret Pass and Daisy) and the Sterling mine
(c) Operated by Barrick Mining Corporation (Barrick)

TIER 1

Lower cost | Scale | Growth potential

Assets
Geita, Obuasi, Kibali, Sukari, Cuiabá, Tropicana

Projects
Nevada, Quebradona

Gold Production	TCC*	TCC Margin*	AISC*
504koz	$1,273/oz	74%	$1,738/oz

TIER 2

Reliable cash generators | FP focus | Opportunities to improve cost competitiveness

Assets
Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Gold Production	TCC*	TCC Margin*	AISC*
220koz	$1,615/oz	67%	$2,185/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.*





CAPITAL ALLOCATION | ENHANCING FUTURE RETURNS

50% of Free Cash Flow

Cash flow from operations
Operational Excellence

Sustaining capital expenditure*
Safe, stable operations

Robust Balance Sheet
< 1.0 x Net Debt / EBITDA**

Base dividend
(Minimum payout $0.125 per quarter)

Growth capital expenditure*
(Investing in future low cost growth)

Top up dividend
(payout to achieve 50% FCF target)*

Excess cash optionality

Additional Dividends
Additional returns to shareholders

Long-term Debt Reduction

Potential Share Buybacks
Under supportive market conditions

2025: Enhancing Shareholder Yield

- Established an industry-leading dividend payout framework
- Declared **>$2.0bn**** in dividends since the end of 2024
- Successfully distributed >**50%** of our $2.9bn FCF in 2025

2026: Optimizing the Balance Sheet

- Executed proactive liability management program
- Successfully retired $666m of our long-dated bonds in April 2026
- Stronger balance sheet to support long-term operational flexibility
- Targeting a net cash* balance of c.$1bn at the end of 2026

2026: Strategic Share Repurchase

- Proposing a new $2.0bn open-market share repurchase program
- Enhancing capital returns in a disciplined way, in line with North American peers

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.*
*** Includes $1,026m paid in dividends during Q1 2026.*



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$1,169m

▲**190%** from Q1 2025

Free Cash Flow*

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings
Release for the three months ended 31 March 2026 for definitions and reconciliations.*







MACROECONOMIC FACTORS | INDUSTRY CONTEXT

GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

Pricing | Group Average Gold Price Received*
($/oz)

Q1 2025
2,874
Q1 2026
4,863

Pricing | Average Oil Price
($/bbl)

Q1 2025
75
71
Q1 2026
78
72
Brent Crude $bbl
Oil Price WTI

Inflation and Exchange Rates

	Mar 2026		Mar 2025	
	Local CPI[1]	Local FX: US$[2]	Local CPI[1]	Local FX: US$[2]
USA	▲ 3.3%		2.4%	
Ghana	▼ 3.2%	▲ 24.7%	22.4%	(29.9%)
Argentina	▼ 32.6%	▲ (37.3%)	55.9%	(113.2%)
Australia	▲ 4.6%	▲ 1.4%	2.4%	(0.9%)
Tanzania	▼ 3.2%	▲ 3.1%	3.3%	(5.9%)
Guinea	▼ 3.3%	▼ (1.2%)	3.7%	(0.7%)
Egypt	▲ 15.2%	▲ 0.6%	13.6%	(52.9%)
Brazil	▼ 4.1%	▲ 3.1%	5.5%	(13.7%)
Colombia	▲ 5.6%	▲ 5.1%	5.1%	(0.6%)
Average inflation	▼ 3.5%		5.1%	

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.*

Information sourced from Bloomberg and not always up to current reporting date
[1] Percentage change in respective index (CPI – Consumer Price Index)
[2] Percentage variance of annual average FX rate (FX – Foreign Exchange)

GROUP OPERATING RESULTS | Q1 2026



HIGHER GOLD PRICE, INFLATION AND FOREIGN EXCHANGE IMPACTS DRIVING COST INCREASES

Salient Features	Q1 2026	Q1 2025	y-on-y Δ
Gold production - Group (koz)	724	720	+1%
Gold production - Managed operations (koz)	666	657	+1%
Total cash costs* - Group ($/oz)	1,391	1,223	+14%
Total cash costs* - Managed operations ($/oz)	1,377	1,213	+14%
AISC* - Group ($/oz)	1,955	1,640	+19%
AISC* - Managed operations ($/oz)	1,980	1,657	+19%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs* $1,377/oz for managed operations and $1,554/oz for non-managed joint ventures in Q1 2026; $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025.
AISC* $1,980/oz for managed operations and $1,719/oz for non-managed joint ventures in Q1 2026; $1,657/oz for managed operations and $1,463/oz for non-managed joint ventures in Q1 2025.
*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.

AngloGoldAshanti



















GROUP FINANCIAL RESULTS | Q1 2026

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Average Gold Price Received*
$4,863/oz
2025 Q1: ▲ $2,874/oz

EBITDA*
$2,291m
2025 Q1: ▲ $996m

Basic Earnings
$1,281m
2025 Q1: ▲ $443m

Headline Earnings**
$1,285m
2025 Q1: ▲ $447m

Capital Expenditure - Group
$467m
2025 Q1: ▲ $336m

Net Cash Flow from Operating Activities
$1,709m
2025 Q1: ▲ $725m

Free Cash Flow*
$1,169m
2025 Q1: ▲ $403m

Net (Cash) Debt*
$(868m)
2025 Q1: $755m

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

BUSINESS COST PERFORMANCE



STRONG CASH COST PERFORMANCE FROM MANAGED OPS DESPITE MARKET DRIVEN COST INCREASES

Total Cash Costs* - Q1 2026 vs Q1 2025
($/oz)



Total cash costs* $1,377/oz for managed operations and $1,554/oz for non-managed joint ventures in Q1 2026; $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025.
*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.

AngloGoldAshanti

STRONG FREE CASH FLOW* GENERATION



HIGHER GOLD PRICE REFLECTS IN BOTTOM LINE

 **Free cash flow* – Q1 2026 vs Q1 2025**
($m)

Q1 2025	Price	Sales Volume	Cash receipts from Kibali**	Ops Cost	Working capital	Taxes	Capital	Distributions to non-controlling shareholders	Q1 2026
403	1,290	-63	51	-141	52	-215	-125	-83	1,169

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.
**Includes dividends received and loan repayments.

GUIDANCE | 2026

GROWING MARGINS AND SHAREHOLDER RETURNS



		2026 Guidance
Gold production (koz)	**Group**	**2,800 – 3,170**
	Managed operations	2,530 – 2,860
	Non-managed operations	270 – 310
	Africa	1,890 – 2,150
	Australia	495 – 555
	Americas	415 – 465
Costs [1] ($/oz)	**Group All-in sustaining costs**	**1,780 – 1,990**
	Managed operations	1,825 – 2,050
	Non-managed operations	1,355 – 1,460
	Africa	1,780
	Australia	2,100
	Americas	1,725
	Group Total cash costs	**1,315 – 1,430**
	Managed operations	1,335 – 1,455
	Non-managed operations	1,135 – 1,225
	Africa	1,300
	Australia	1,815
	Americas	1,190
Capital Expenditure [1] ($m)	**Group Total capital expenditure**	**1,825 – 1,975**
	Managed operations	1,640 – 1,770
	Non-managed operations	185 – 205
	Group Sustaining capital expenditure	**1,040 – 1,140**
	Managed operations	985 – 1,075
	Non-managed operations	55 – 65
	Group Non-sustaining capital expenditure	**785 – 835**
	Managed operations	655 – 695
	Non-managed operations	130 – 140

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price of approximately $4,250/oz.

Cost and capital forecast ranges for 2026 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2027 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance, and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC.



DISCIPLINED IN DELIVERY,
DISTINCT IN STRATEGY AND
AN ATTRACTIVE
ENTRY POINT.





Cuiabá, Brazil











2026 FOCUS AREAS | DISCIPLINED EXECUTION

LASER FOCUSED ON MAINTAINING COST DISCIPLINE

Total Cash Costs*
Protecting Margins

- Full Asset Potential to offset inflationary pressures
- Increase production share from Tier One assets
- Active portfolio management

Sustaining Capital*
Protecting the Core

- Appropriately capitalised assets for safe, sustainable operations
- Advance Mineral Reserve Development to improve flexibility
- Continued Mineral Reserve replacement and growth

Growth Capital*
Disciplined, High Return Expansion

- Major long-term growth projects in Nevada
- Create flexibility for life extension, brownfield growth
- Short-cycle, high-return organic projects to strengthen portfolio

MAINTAIN AND IMPROVE LICENSE TO OPERATE

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2026 for definitions and reconciliations.*







STRATEGIC CATALYSTS | DE-RISKING HIGH-MARGIN GROWTH

MULTI-STAGE OPTIONS IN EXECUTION AND STUDIES UNDERWAY ON CAPITAL EFFICIENT GROWTH PROJECTS

BROWNFIELD GROWTH

Obuasi
- Growing production by an additional ~130koz to achieve targeted 400koz/pa by 2028

Geita
- Advancing plant expansion evaluation
- Ongoing exploration to unlock potential underground and open pit upside

Sukari
- Mining expansion: new portal, fleet upgrade, accelerated stripping
- Processing: new adsorption tank, gravity circuit to improve recovery

Cuiabá
- Extend life through Mineral Reserve growth, infrastructure upgrades
- Increase plant throughput via Line 2 refurbishment
- Higher ore feed from satellite operations

Siguiri
- Options include - combine pits, expand fleet, transitioning plant to 12mtpa full fresh rock feed
- Extend life through Mineral Reserve growth, infrastructure upgrades

GREENFIELD GROWTH

c.500koz/pa

Nevada
- Arthur Gold Project (Merlin): Advancing to full Feasibility Study in H2 2026
- Ongoing Mineral Resource conversion drilling targeting the upgrade of 1.4 Moz from Inferred to Indicated categories
- North Bullfrog: NEPA Record of Decision anticipated by end of 2026

TARGETING LOW RISK, HIGH MARGIN ORGANIC GROWTH

CONCLUSION | RE-RATING GAINS MOMENTUM, MORE TO COME

SUPERIOR YIELDS IN THE MARKET'S MOST ATTRACTIVE VALUATION QUADRANT



5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Dividend Yield (NTM)
High Return, Attractive Multiple
AGA
Bubble size: FCF Yield, AGA NTM 9%
High Return, Premium Valuation
Target Zone
Avg. 5.5x
Avg. 2.5%
Low Return, Discounted Valuation
Low Return, Premium Valuation
4.0x
4.5x
5.0x
5.5x
6.0x
6.5x
7.0x
7.5x
EV/EBITDA (NTM)



Superior cash flow and dividend yields, disciplined execution, and an attractive valuation position
AngloGold Ashanti for continued outperformance

Visible Alpha data for the next twelve months (NTM) – 7 May 2026
Company reports, Grey bubbles represent the Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont



www.anglogoldashanti.com

ANDREA MAXEY	**YATISH CHOWTHEE**	**INVESTOR RELATIONS**
Telephone: +61 08 9435 4603	Telephone: +27 11 637 6273	General e-mail enquiries
Mobile: +61 400 072 199	Mobile: +27 78 364 2080	
amaxey@aga.gold	yrchowthee@aga.gold	investors@aga.gold



APPENDIX A | ALL-IN SUSTAINING COSTS

FOR THE QUARTER ENDED 31 MARCH 2026

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other (2)	Non-managed joint ventures	Managed operations	Group Total (3)
Cost of sales	204	209	110	151	104	-	778	123	901	126	164	93	121	504	11	123	1 293	1 416
By-product revenue	(3)	(2)	-	(2)	(5)	-	(12)	(1)	(13)	(1)	-	-	(69)	(70)	-	(1)	(82)	(83)
Amortisation of tangible, intangible and right of use assets	(55)	(92)	(22)	(37)	(23)	-	(229)	(20)	(249)	(19)	(12)	(12)	(18)	(61)	(1)	(20)	(291)	(311)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	-	-	2	2	-	-	2	2
Corporate administration, marketing and related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44	-	44	44
Lease payment sustaining	5	1	-	6	6	1	19	1	20	2	1	1	-	4	1	1	24	25
Sustaining exploration and study costs	2	-	-	-	-	-	2	-	2	1	3	-	-	4	-	-	6	6
Total sustaining capital expenditure	67	30	42	11	31	1	182	16	198	16	31	39	21	107	-	16	289	305
All-in sustaining costs (4)	221	145	130	130	113	2	741	119	860	125	187	122	56	490	55	119	1 286	1 405
Gold sold - oz (000)	123	102	59	78	64	-	426	69	495	51	78	45	50	224	-	69	650	719
All-in sustaining costs per ounce - $/oz (1)	1 797	1 421	2 210	1 674	1 768	-	1 741	1 719	1 738	2 438	2 391	2 737	1 117	2 185	-	1 719	1 980	1 955

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX B | TOTAL CASH COSTS

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	204	209	110	151	104	778	123	901	126	164	93	121	504	11	123	1 293	1 416
- By-product revenue	(3)	(2)	-	(2)	(5)	(12)	(1)	(13)	(1)	-	-	(69)	(70)	-	(1)	(82)	(83)
- Inventory change	-	17	7	(2)	3	25	(13)	12	(1)	(7)	(1)	(3)	(12)	-	(13)	13	-
- Amortisation of tangible assets	(49)	(92)	(22)	(30)	(19)	(212)	(20)	(232)	(17)	(11)	(10)	(18)	(56)	-	(20)	(268)	(288)
- Amortisation of right of use assets	(6)	-	-	(7)	(4)	(17)	-	(17)	(2)	(1)	(2)	-	(5)	(1)	-	(23)	(23)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	(1)	(6)	(2)	-	-	(9)	1	(8)	-	(3)	(4)	(1)	(8)	-	1	(17)	(16)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total cash costs [4]	146	125	93	110	78	552	90	642	106	142	77	30	355	10	90	917	1 007
Gold produced - oz (000)	128	113	62	76	67	446	58	504	51	75	44	50	220	-	58	666	724
Total cash costs per ounce - $/oz [1]	1 141	1 106	1 492	1 456	1 159	1 237	1 554	1 273	2 087	1 895	1 736	602	1 615	-	1 554	1 377	1 391
Average gold price received per ounce - $/oz								4 870					4 847				
Total cash cost margin - %								74%					67%				

[1] In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX C | EBITDA



EBITDA	Quarter ended Mar 2026	Quarter ended Mar 2025
US Dollar million, except as otherwise noted	Unaudited	Unaudited
EBITDA		
Profit for the period	1,462	542
Add back:		
Finance costs and unwinding of obligations	90	41
Finance income	(37)	(32)
Taxation	487	187
Amortisation of tangible, right of use and intangible assets	291	255
Other amortisation	(2)	3
EBITDA	2,291	996

Rounding of figures may result in computational discrepancies.

AngloGoldAshanti

APPENDIX D | NET DEBT (CASH)



NET DEBT (CASH) US Dollar million, except as otherwise noted	As at Mar 2026 Unaudited	As at Mar 2025 Unaudited	As at Dec 2025 Unaudited
Borrowings - non-current portion	2,020	1,926	2,025
Borrowings - current portion	30	88	19
Lease liabilities - non-current portion	154	129	155
Lease liabilities - current portion	53	70	59
Total borrowings	2,257	2,213	2,258
Less: Cash and cash equivalent, net of bank overdraft	(3,125)	(1,458)	(2,882)
Net debt (cash)	**(868)**	755	(624)
Net debt (cash) to EBITDA ratio	**(0.13):1**	0.22:1	(0.11):1
Total borrowings to profit for the period	**0.55:1**	1.44:1	0.71:1

Rounding of figures may result in computational discrepancies.

AngloGoldAshanti

APPENDIX E | FREE CASH FLOW



FREE CASH FLOW US Dollar million, except as otherwise noted	Quarter ended Mar 2026 Unaudited	Quarter ended Mar 2025 Unaudited
Net cash flow from operating activities [1]	**1,709**	725
Repayment of loans advanced to joint ventures	**50**	60
Distributions to non-controlling interests	**(162)**	(79)
Operating cash flow	**1,597**	706
Capital expenditure on tangible and intangible assets	**(428)**	(303)
Free cash flow	**1,169**	403

[1] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	**(8)**	-
(Increase) decrease in trade receivables	**(72)**	(42)
(Decrease) increase in trade payables	**(37)**	(127)
Movement in working capital	**(117)**	(169)

Rounding of figures may result in computational discrepancies.